Exhibit 21.1

Subsidiaries of American Achievement Group Holding Corp.

AAC Group Holding Corp.

AAC Holding Corp.

American Achievement Corporation

Commemorative Brands, Inc.

Pulidos de Juarez de C.V.

CBI North America, Inc.

Educational Communications, Inc.

Taylor Senior Holdings Corp.

Taylor Publishing Company

TP Holding Corp.

Taylor Publishing Manufacturing, L.P.

Taylor Manufacturing Holdings, LLC